Exhibit 99.3

BMC
BMC Industries, Inc.
One Meridian Crossings, Suite 850
Minneapolis, MN 55423
Website: www.bmcind.com
NEWS RELEASE

CONTACT:	KATHLEEN P. PEPSKI	(NYSE: BMC)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries’ Fourth Quarter and Full Year 2000 Earnings Rise;
Fiscal 2000 EPS $0.54

February 1, 2001 – Minneapolis, Minnesota, USA - BMC Industries, Inc. reported consolidated net earnings for the fourth quarter ended December 31, 2000 of $4.4 million, or $0.16 per diluted share.  This compares to breakeven performance of $0.1 million, or $0.00 per diluted share, in the fourth quarter of 1999.  Consistent with the Company’s news release on December 13, 2000, fourth quarter 2000 consolidated revenues were $81.3 million, a decrease of 7% from the $87.5 million posted in fourth quarter 1999.  Excluding the impact from foreign currency exchange rate changes during fourth quarter 2000, consolidated revenues would have decreased 3% from the prior year quarter.

For the fiscal year ended December 31, 2000, total revenues were $354.5 million, a slight increase over revenues of $353.9 million in 1999.  Excluding the impact from foreign currency exchange rate changes during the year, total revenues would have increased 3% over total revenues in 1999.  Net earnings for fiscal year 2000 were $14.9 million, or $0.54 per diluted share, versus $7.8 million, or $0.28 per diluted share, in fiscal year 1999.

“Buckbee-Mears’ strong earnings performance in the fourth quarter caps off a very good year 2000 for our Mask Operations,” said BMC Chairman and Chief Executive Officer Paul B. Burke.  “The group’s fourth quarter operating earnings of $7.7 million and operating margin of 14.6% were the highest quarterly figures in over three years and were achieved despite challenging markets for personal computer and television sales and ongoing investments being made to strategically reposition our Non-Mask business.”

Mr. Burke continued, “Despite the softness we experienced in the optical retail market late in the year, Vision-Ease posted continued strong revenue growth in fourth quarter 2000 with respect to the Company’s high-end, value-added product lines as compared to 1999.  Sales of Vision-Ease’s Tegra® coated polycarbonate and Outlook™ polycarbonate progressive lenses increased substantially, as did sales of the Company’s SunSport™ non-ophthalmic and SunRx® polarized polycarbonate lenses.”

Buckbee-Mears Group

Fourth quarter revenues for the Buckbee-Mears group, which includes both Mask Operations and Non-Mask Operations were $52.7 million in 2000, a decrease of $5.6 million, or 10%, from the $58.3 million of revenues reported in 1999.  Buckbee-Mears sales continued to be negatively impacted by foreign currency translation during the quarter.  Excluding the impact of foreign currency translation, fourth quarter 2000 revenues for the group would have decreased 4% from the prior year quarter.

For the full year, Buckbee-Mears group sales decreased 1% to $214.9 million in 2000 as compared to $217.9 million in 1999.  Excluding the impact of foreign currency translation, group revenues would have increased 3% year over year.  Operating earnings for 2000 were $25.1 million, an increase of $1.2 million, or 5%, as compared to $23.9 million in 1999.

Sales of entertainment masks were relatively flat in fourth quarter 2000 as compared to the prior year quarter with some weakness experienced at year-end in the NAFTA region.  However, we continue to experience a favorable shift in product mix fueled by increased demand, particularly in Europe, for flat and widescreen (16:9 format) televisions.  Sales of computer monitor masks decreased 16% in fourth quarter 2000 when compared to fourth quarter 1999 as a result of the global softening in demand for personal computers and year-over-year price reductions.  Sales of monitor masks were also negatively impacted versus fourth quarter 1999 by the Company’s decision to utilize monitor mask production capacity for HDTV and other higher-margin entertainment products, thus displacing lower-margin monitor volumes.

Buckbee-Mears’ fourth quarter 2000 operating earnings of $7.7 million represent an increase of $0.4 million from the $7.3 million earned in fourth quarter 1999.  Operating earnings in fourth quarter 2000 were driven by a favorable shift in product mix related to both television masks, as discussed earlier, and larger-size computer monitors.  In addition, margins were helped by product cost reductions derived from yield improvements and automated inspection equipment installed in 2000. The group was also aided by the restarting of the idled entertainment manufacturing line in Cortland, New York, dedicated primarily to the production of medium-sized, commodity entertainment masks, which provided additional absorption of the group’s overall fixed overhead expenses.  Partially offsetting this strong operating performance were higher selling costs primarily due to increased freight expenses.

In fourth quarter 2000, our Non-Mask Operations continued to experience negative sales and earnings comparisons to fourth quarter 1999.  Despite lower revenues, the group continued to invest in the engineering, and sales and marketing infrastructure that we believe will drive substantial growth in new products and new market segments.

Optical Products Group

BMC’s Optical Products group reported revenues of $28.7 million in the fourth quarter of 2000, down 2%, or $0.5 million, from the prior year quarter.  Vision-Ease sales were negatively impacted primarily by overall softness in the optical retail market, as well as by constrained capacity limiting our ability to meet demand in several premium product categories.  Sales of the group’s high-end, value-added products (including polycarbonate, progressive and polarizing sun lenses) during fourth quarter 2000 increased 14% from fourth quarter 1999 and accounted for 62% of total fourth quarter 2000 revenues, as compared to 54% of total fourth quarter revenues in 1999.  Partially offsetting this strong high-end product performance were glass and plastic lens sales, which were down 25% and 16%, respectively, in fourth quarter 2000 as compared to the prior year quarter, due principally to soft market conditions, overall market dynamics in these product categories and continuing plastic lens supply issues.

High-end sales growth was due primarily to strong sales of Tegra® coated polycarbonate lenses and Outlook™ progressive polycarbonate lenses.  Together, fourth quarter 2000 sales of these products were up 53% over the same period last year.  Polarized polycarbonate sun lenses also continued their strong revenue momentum.  Vision-Ease’s prescription SunRx® lens business grew a dramatic 139% in fourth quarter 2000 over the same period in 1999.  In addition, Vision-Ease’s non-ophthalmic SunSport™ lens business delivered sales growth of 37% in fourth quarter 2000 over the same period a year ago.

Optical Product’s fourth quarter earnings were $1.0 million in 2000, compared to a loss of $3.8 million in 1999.  Fourth quarter 2000 operating margin was 3.4%, which was a significant improvement from the negative 13.0% margin posted in fourth quarter 1999.  Last year’s results were negatively impacted by poor product cost performance.  The group’s fourth quarter 2000 operating earnings were significantly below third quarter 2000, primarily as a result of a decline in quarter to quarter sales driven by the weakness in the retail market noted, normal year-end seasonality and investments made in our European laboratory and sales infrastructure.

For the full year, Vision-Ease sales grew from $136.0 million in 1999 to $139.6 million in 2000, a 3% increase.  High-end, value-added sales in 2000 increased 20% as compared to 1999, with much of the growth offset by the contraction of glass and plastic sales.  For the full year, sales of Tegra® coated polycarbonate lenses and Outlook™ progressive polycarbonate lenses in 2000 grew 176% over 1999.  SunRx® and SunSport™ revenues in 2000 increased 66% and 64%, respectively, over sales in 1999 and carry strong market momentum into 2001. Operating earnings for the year increased substantially to $11.4 million in 2000 from $5.7 million in 1999.

Other Items

During the fourth quarter of 2000, the Company recorded in other income a gain in connection with the termination of its post-retirement medical benefits.  The Company’s effective tax rate for the year 2000 was 30%, down significantly from the 39% recorded in 1999 due to the Company’s year-end domestic/foreign earnings mix, ongoing tax initiatives and a nonrecurring tax charge in 1999.

Total debt at December 31, 2000 was $145.0 million compared to $168.3 million at December 31, 1999, or a decrease of $23.3 million.  Capital expenditures during the fourth quarter of 2000 were $4.0 million versus $4.1 million in the same quarter last year, bringing total capital expenditures, excluding acquisitions, for the year to $11.9 million, down slightly from the $13.2 million spent in 1999.

Business Outlook

The following statements are based on current expectations.  These statements are forward-looking, and actual results may differ materially from those projected in this news release.  We caution the reader not to place undue reliance on these statements and encourage the reader to read the Business Outlook section in conjunction with the “Safe Harbor for Forward-Looking Statements” that follows the Full Year 2001 section.

First Quarter 2001

The Buckbee-Mears group is cautious in forecasting the market environment for televisions, particularly in NAFTA, and personal computers given the well-publicized slowdown in demand.  As a consequence, revenues for this group are projected to be relatively flat and earnings down somewhat in the first quarter of 2001 as compared to first quarter 2000 as mask customers react to ongoing reduced demand and adjust their inventory positions accordingly.  In addition, during January we shut down two entertainment lines in our Cortland, N.Y. plant to complete the installation of automated inspection equipment.

The Optical Products group projects first quarter 2001 premium product growth to continue in excess of 10% and total revenues to increase slightly over the first quarter of 2000.  Profitability should improve in first quarter 2001 from the same period in 2000.  However, one-time costs will be incurred in the quarter as this group closes several distribution centers and completes the transfer of U.S. glass manufacturing to its Jakarta, Indonesia facility.

Full Year 2001

The Company is expecting the demand for its products in both operating groups to rebound in early to mid-2001 and is currently projecting overall revenue growth for the year to be in the mid to high single digits.  We expect consolidated earnings for 2001 to grow 12% to 15% over net income reported for 2000.

We anticipate that Buckbee-Mears group earnings growth for 2001 will be driven by an increase in Non-Mask profitability; continued favorable trends for digital and widescreen television, particularly in Europe; and continued migration to larger-size, higher-margin computer monitors.

Vision-Ease is forecasted to continue to experience strong growth in premium products as polycarbonate lenses continue to gain market share domestically and abroad.  Major initiatives, including expanding our facility in Jakarta, Indonesia; polycarbonate cost reductions; and consolidation of several product distribution centers, will continue and are expected to enhance the 2001 earnings performance for this group.

Safe Harbor for Forward-Looking Statements

This news release contains various “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements.  Forward-Looking Statements may be identified by the use of words such as “anticipates”, “estimates”, “expects”, “projects”, “intends”, “plans”, “predicts”, and similar expressions.  Forward-Looking Statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those projected, including, among others, rebound in demand for televisions, computer monitors and ophthalmic lenses; further mask and ophthalmic lens price declines, particularly for computer monitor masks, and imbalances of supply and demand; slowdown in growth of high-end products; rising raw material and chemical costs; ability to improve operating and manufacturing efficiencies including efficient installation of automated inspection equipment on the remaining entertainment lines at the Cortland, N.Y. facility; ability to meet customer new product qualifications; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and liquid crystal, plasma, projection and other types of visual displays; ability to implement the Optical Products group’s initiatives in strategic polycarbonate marketing and manufacturing sourcing; ability to gain market share of polycarbonate products both domestically and abroad, including growth in European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown for Non-Mask Operations; ability to diversify Non-Mask customer and product base and partner with new and existing Buckbee-Mears customers or transition development relationships into full-scale production; the effect of regional or global economic slowdowns; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel.  Certain of these and other risks and uncertainties are discussed in further detail in BMC’s Annual Report and Form 10-K for the year ended December 31, 1999 and other documents filed with the Securities and Exchange Commission.

BMC Industries, Inc., through its Vision-Ease Lens subsidiary, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  BMC, through its Buckbee-Mears division, also manufactures precision imaged products such as aperture masks and a variety of photo-etched metal and electroformed parts.  BMC is the only North American manufacturer of aperture masks, which are key components used in color television and computer monitor picture tubes.  BMC’s common stock is traded on the New York Stock Exchange under the symbol “BMC”.  For more information about BMC Industries, Inc., visit the Company’s web site:  www.bmcind.com.

Investor Conference Call Information:
Thursday, February 1, 2001
10:00 a.m. Central Time (11:00 a.m. Eastern Time)
Call-in Number: 800-288-8968 (U.S.) or 612-332-0530 (International)
Replay Number: 800-475-6701 (U.S.) or 320-365-3844 (International)
Replay Access Code:  563344
The rebroadcast of the conference call will be available starting at 12:30 p.m. Central Time, February 1, 2001 through 11:59 p.m. Central Time, February 5, 2001.

The conference call will also be offered live, through a simulcast offered by CCBN.com and StreetEvents.com.  To access this Webcast, go to the “Investor Relations” portion of the Company’s Web site, www.bmcind.com and click on the CCBN.com icon.

BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended December 31		Year Ended December 31
	2000	1999	2000	1999
Revenues	$81,318	$87,549	$354,485	$353,854
Cost of products sold	68,232	79,577	300,795	305,592
Gross margin	13,086	7,972	53,690	48,262
Selling	4,418	4,498	17,163	18,650
Administration	1,331	990	5,389	4,702
Income from Operations	7,337	2,484	31,138	24,910
Other Income and (Expense)
Interest expense	(3,174)	(3,238)	(13,115)	(13,376)
Interest income	84	122	282	277
Other income	1,567	1,466	2,838	1,036

Earnings before Income Taxes	5,814	834	21,143	12,847
Income Tax Expense	1,427	782	6,243	5,023

Net Earnings	$4,387	$52	$14,900	$7,824

Net Earnings Per Share:
Basic	$0.16	$0.00	$0.54	$0.29
Diluted	0.16	0.00	0.54	0.28

Number of Shares Included in Per Share Computation:
Basic	27,400	27,370	27,396	27,299
Diluted	27,669	27,668	27,623	27,710

BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands)

	December 31	December 31
	2000	1999
ASSETS
Current Assets
Cash and cash equivalents	$2,290	$1,146
Trade accounts receivable, net	45,645	42,025
Inventories	82,015	82,312
Deferred income taxes	17,954	11,588
Other current assets	11,455	12,580
Total Current Assets	159,359	149,651

Property, plant and equipment	276,568	278,807
Less accumulated depreciation	137,069	127,569
Property, plant and equipment, net	139,499	151,238
Deferred income taxes	4,389	9,761
Intangibles assets, net	65,180	68,232
Other assets	5,377	4,671
Total Assets	$373,804	$383,553
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Short-term borrowings	$1,206	$2,303
Accounts payable	33,939	30,342
Income taxes payable	6,374	8,093
Accrued expenses and other current liabilities	22,518	20,080
Total Current Liabilities	64,037	60,818

Long-term debt	143,810	165,959
Other liabilities	17,080	18,229
Deferred income taxes	2,079	2,125

Stockholders’ Equity
Common stock	49,240	49,077
Retained earnings	105,876	92,620
Accumulated other comprehensive income (loss)	(6,669)	(3,495)
Other	(1,649)	(1,780)
Total Stockholders’ Equity	146,798	136,422

Total Liabilities and Stockholders’ Equity	$373,804	$383,553

BMC INDUSTRIES, INC.

SEGMENT INFORMATION
(Unaudited)
 (in thousands)

	Three Months Ended December 31
	Buckbee-Mears		Optical Products		Consolidated
	2000	1999	2000	1999	2000	1999

Revenues	$52,653	$58,337	$28,665	$29,212	$81,318	$87,549
Cost of products sold	43,233	49,892	24,999	29,685	68,232	79,577
Gross margin	9,420	8,445	3,666	(473)	13,086	7,972
Gross margin %	17.9%	14.5%	12.8%	(1.6)%	16.1%	9.1%
Selling	1,733	1,176	2,685	3,322	4,418	4,498

Unallocated corporate administration	-	-	-	-	1,331	990
Income (Loss) from Operations	$7,687	$7,269	$981	$(3,795)	$7,337	$2,484

Operating income %	14.6%	12.5%	3.4%	(13.0)%	9.0%	2.8%

Capital spending					$4,009	$4,099

Depreciation and amortization					$5,716	$6,334

EBITDA					$14,620	$10,284

EBITDA %					18.0%	11.7%